August 11, 2010

VIA EDGAR AND E-MAIL

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:  Larry Spirgel, Tim Buchmiller and Ruairi Regan

Re:	Electromed, Inc. Registration Statement on Form S-1 Filed May 3, 2010 File No. 333-166470

Dear Mr. Spirgel:

On behalf of Electromed, Inc. (the “Company”), we are responding to your comment letter, dated August 10, 2010, to Mr. Robert Hansen, Chairman and Chief Executive Officer of the Company, regarding the Company’s registration statement on Form S-1 filed with the Securities and Exchange Commission (the “SEC”) on May 3, 2010, as amended on June 17, 2010, July 6, 2010, and July 22, 2010 (the “Registration Statement”).  A responsive Pre-Effective Amendment No. 4 to the Form S-1 (“Amendment No. 4”) has been filed concurrently herewith via EDGAR.  We have also provided you and the other SEC Staff member listed at the end of this response letter with courtesy marked copies of Amendment No. 4 showing changes to Amendment No. 3 to assist in your review.  For your convenience, we have repeated the comment from your letter in boldface type.  The Company’s response is provided below the comment in plain type.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

1.

We note the decreases in operating income and net income for the nine month period ended March 31, 2010 as compared to the nine month period ended March 31, 2009.  Please expand your disclosure to explain clearly to investors the reasons for the decline in your operating and net income for the periods presented.  Also disclose any known material trends affecting your operating and net income for the periods presented.  Refer to Item 303(b) of Regulation S-K.

Response: The Company has revised the Form S-1 in response to the Staff’s comment. Please see pages 37 and 39 of Amendment No. 4.

Additionally, in response to the Staff’s oral comments regarding an Associated Press news release dated August 2, 2010 relating to the offering described in the Registration Statement, the Company confirms that it will file a free writing prospectus satisfying the requirements of Rule 433 that includes the full text of the news release and, pursuant to Rule 433(f)(2)(ii), corrects certain inaccurate net income information contained in the news release.

***

The undersigned acknowledges on behalf of the Company, having been authorized by the Company to do so, that:

▪	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
▪	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
▪	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that this response letter addresses the comment set forth in your letter, as well as your oral comments.  After you have had an opportunity to review the above response to your comment, please call me at (612) 492-7252.  In my absence, please contact Liz Dunshee of our office at (612) 492-7407.

Sincerely,

/s/ Ryan C. Brauer
Ryan C. Brauer Direct Dial: 612.492.7252 Email: rbrauer@fredlaw.com cc (by email):

Robert Hansen, Electromed, Inc.

Terry Belford, Electromed, Inc.

Jim Knudson, McGladrey & Pullen, LLP

Ben Schultes, McGladrey & Pullen, LLP

Jule Hannaford, Kelly, Hannaford & Battles P.A.

W. Morgan Burns, Faegre & Benson LLP

Erik Romslo, Faegre & Benson LLP

Ruairi Regan, SEC

Leigh Ann Schultz, SEC

Brian Cascio, SEC